UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated December 19, 2023: Safe Bulkers, Inc. Announces Agreement for the Acquisition of One Japanese Kamsarmax Class Dry-bulk Vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2023

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Announces Agreement for the Acquisition of One Japanese Kamsarmax Class Dry-bulk Vessel

Monaco – December 19, 2023 -- Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into an agreement for the acquisition of a Japanese, 82,000 dwt, dry-bulk, Kamsarmax class vessel with a scheduled delivery date within the first half of 2026.

The newbuild vessel is designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of greenhouse gas emissions (“GHG-EEDI Phase 3”) as adopted by the International Maritime Organization, (“IMO”) and also comply with the latest NOx emissions regulation, NOx-Tier III (“NOx-Tier III”). This newbuild vessel is a sister vessel to a number of newbuilds in our orderbook with advanced energy efficiency characteristics resulting to lower fuel consumption.

The Company has already taken delivery of seven IMO GHG-EEDI Phase 3 – NOx-Tier III vessels. Including this agreement, the Company has an outstanding orderbook of eight newbuild vessels, two of which are methanol dual fuel, with three scheduled deliveries in 2024, two in 2025, two in 2026, and one in 2027.  The orderbook is part of the Company’s target to be one of the most environmentally efficient dry bulk fleets in the market.

Dr. Loukas Barmparis, President of the Company commented: “As part of our renewal strategy we have recently agreed to sell two of our vessels. This newbuild with a relatively prompt delivery is consistent with our ESG strategy and reflects our ambition to be in the forefront of environmental developments.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services.  The Company has a fleet of 46 vessels, consisting of 11 Panamax, 9 Kamsarmax, 18 Post-Panamax and 8 Capesize vessels, with an aggregate carrying capacity of 4.6 million dwt and an average age of 10.5 years. Twelve vessels in the Company’s fleet are eco-ships built after 2014, and seven are IMO GHG-EEDI Phase 3 – Nox-Tier III vessels built 2022 onwards. The Company has an outstanding orderbook of eight Phase 3 newbuild vessels, two of which are methanol dual fuel, with scheduled deliveries three in 2024, two in 2025, two in 2026, and one in 2027. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com